Exhibit 99.1

BERKELEY, Calif., May 5, 2011 --  XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results for the first quarter ended March 31, 2011 and provided a general business update.

XOMA had total revenues of $15.6 million in the first quarter of 2011 compared with $7.2 million in the first quarter of 2010. The increase in revenues in the 2011 period compared with the 2010 period was due primarily to funding from the company’s collaborative partner Les Laboratoires Servier (Servier) for XOMA 052 development and increased funding under the company’s contracts with the U.S. government for XOMA 3AB development.

XOMA had a net loss of $6.3 million, or $0.22 per share, for the first quarter of 2011, compared with a net loss of $21.8 million, or $1.36 per share, for the first quarter of 2010. Research and development expenses in the first quarter of 2011 were $17.3 million as compared with $17.6 million in the first quarter of 2010. Selling, general and administrative expenses were $5.4 million in the first quarter of 2011 as compared with $5.6 million in the first quarter of 2010. At March 31, 2011, XOMA had cash and cash equivalents of $56.9 million, compared with $37.3 million at December 31, 2010.

“In the first quarter of 2011, we announced a strategic development and commercialization collaboration with Servier, a world-class pharmaceutical partner committed to advancing XOMA 052 in multiple indications including Behcet’s uveitis and cardiometabolic diseases. Given its broad portfolio of medicines, Servier has the expertise that will help both companies unlock the potential of XOMA 052,” said Steven B. Engle, Chairman and Chief Executive Officer of XOMA. “In the largest clinical study of XOMA 052 to date, the biological activity and safety of XOMA 052 as an anti-inflammatory agent was demonstrated over six months in a 421 patient trial and in all four XOMA 052 dose levels compared to placebo. XOMA and Servier plan to initiate a Phase 3 program in Behcet’s uveitis and a Phase 2 program in cardiovascular disease.”

Recent Highlights

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Entered into strategic development and commercialization partnership for XOMA 052: The agreement with Servier includes an upfront payment and loan totaling approximately $35 million, potential milestone payments of approximately $470 million, depending on the U.S. dollar/euro exchange rate at the time the milestones are achieved, and tiered royalties up to a mid-teens percentage rate. Servier has committed to fund 100% of the first $50 million of Behcet’s uveitis development and 50% of further development in this indication, and to fund development of XOMA 052 for cardiovascular disease and diabetes indications. This funding reduces the expenses XOMA may incur to advance XOMA 052.

XOMA has retained U.S. and Japanese development and commercialization rights to XOMA 052 for Behcet’s uveitis and other inflammatory and oncology indications. Servier has worldwide rights to the diabetes and cardiovascular disease indications and rights outside the U.S. and Japan to other indications. XOMA has an option to reacquire rights to the diabetes and cardiovascular disease indications in the U.S. and Japan.

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Phase 2 studies of XOMA 052 show positive anti-inflammatory results and confirmed safety: XOMA conducted two Phase 2 trials of XOMA 052 in Type 2 diabetes patients, a 421 patient Phase 2b trial and a 74 patient Phase 2a trial. XOMA 052 was well-tolerated in these trials, with no serious drug-related adverse events and a safety profile consistent with previous trials. The Phase 2b trial did not achieve the primary endpoint of reduction in glycosylated hemoglobin (HbA1c) levels after six monthly treatments with XOMA 052 compared with placebo. A modest reduction in HbA1c levels was observed at a three month interim review of the Phase 2a trial.

The potential for cardiovascular benefit with XOMA 052 was observed in both trials, with highly significant (p≤0.0005) decreases in C-reactive protein (CRP), a biomarker for the risk of heart attack, stroke and other cardiovascular diseases, in all four Phase 2b dose groups versus placebo. A decrease in CRP also was observed in the Phase 2a trial, although the trial was designed primarily to evaluate safety and was not designed to demonstrate statistically significant differences in measures of biological activity. Also supporting the potential of XOMA 052 in cardiovascular disease, significant (p≤0.05) improvements in high-density lipoprotein, or “good” cholesterol, were observed in two of four XOMA 052 dose groups versus placebo in the Phase 2b trial.

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XOMA 3AB Phase 1 trial to be initiated by NIAID: The National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, informed XOMA that it is initiating a Phase 1 trial of XOMA 3AB, a novel formulation of three antibodies designed to prevent and treat botulism poisoning, among the most deadly bioterror threats. This double-blind, dose-escalation study in approximately 24 healthy volunteers, is designed to assess the safety and tolerability and determine the pharmacokinetic profile of XOMA 3AB.

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XOMA 3AB results reported at national biodefense meeting: Several presentations highlighted advances in the development of XOMA 3AB. These included an invited oral presentation describing the successful lyophilization of XOMA 3AB, and studies demonstrating the stability of this formulation over time stored at a wide range of temperatures. The presentations were made at the Fifth Annual Public Health Emergency Medical Countermeasures Enterprise (PHEMCE) Stakeholders Workshop in Washington, DC.

Guidance

XOMA will not be providing specific guidance on overall revenues or cash receipts for 2011 so as to best manage its ongoing business development discussions and other activities. The company currently expects that cash used in operating activities in 2011 may range from $30 million to cash neutral.

Investor Conference Call and Webcast

XOMA will host a conference call and webcast today, May 5, 2011, at 4:30 p.m. ET. The webcast can be accessed via the Investors section of XOMA’s website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on June 10, 2011. Telephone numbers for the live audio cast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international). A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on May 12, 2011. Telephone numbers for the replay are 800-642-1687 (U.S./Canada) and 706-645-9291 (international), passcode 63534695.

About XOMA

XOMA is a leader in the discovery and development of novel antibody therapeutics. The company's proprietary product pipeline includes:

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XOMA 052, a potentially best-in-class antibody that binds to the inflammatory cytokine interleukin-1 beta, or IL-1 beta. XOMA plans to enter XOMA 052 into Phase 3 clinical development in Behcet’s uveitis, an orphan indication. XOMA 052 is in Phase 2 clinical development for diabetes with cardiovascular disease biomarkers. Les Laboratoires Servier is XOMA’s development and commercialization partner for XOMA 052.

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XOMA 3AB, a novel combination of three antibodies in one product under development to prevent and treat botulism poisoning caused by exposure to botulinum neurotoxin Type A, among the most deadly bioterror threats. XOMA 3AB is under development through funding provided by the National Institute of Allergy and Infectious Diseases of the National Institutes of Health (Contract # HHSN266200600008C).

•	A preclinical pipeline with candidates in development for autoimmune, cardio-metabolic, inflammatory and oncologic diseases.

XOMA has a premier antibody discovery and development platform that incorporates an unmatched collection of antibody phage display libraries and proprietary optimization and expression and manufacturing technologies that it uses for its own pipeline and in collaborations with pharmaceutical and biotechnology companies. XOMA technologies have contributed to the success of marketed antibody products including LUCENTIS® for wet age-related macular degeneration and CIMZIA® for rheumatoid arthritis and Crohn’s disease. XOMA’s fully integrated product development infrastructure extends from preclinical science to approval and is located in Berkeley, California. For more information, please visit www.xoma.com.

The XOMA Ltd. logo is available at www.globenewswire.com/newsroom/prs/?pkgid=5960

Forward-Looking Statements

Certain statements contained herein concerning anticipated levels of cash utilization, timing of initiation of clinical trials, or interim or other results of early-stage clinical trials, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the anticipated levels of cash utilization may be other than as expected due to unanticipated changes in XOMA's research and development programs, unavailability of additional arrangements or higher than anticipated transaction costs; the initiation of clinical trials may be delayed or may never occur as a result of actions or inaction by our present or future collaboration partners, complications in the design, implementation or third-party approval of clinical trials or unanticipated safety issues; results of early-stage clinical trials may not be supported by later findings, larger trials and/or other actions required for regulatory approval may not be economically feasible, and final results of clinical trials may in any event not be consistent with preclinical or interim results.

These and other risks, including those related to the generally unstable nature of current economic and financial market conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative or licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations and their discretion in decision-making; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demand for products; scale-up, manufacturing and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

** Tables Follow **

XOMA Ltd.
Company and Investor Contact:
Carol DeGuzman
510-204-7270
deguzman@xoma.com

Canale Communications
Media Contact:
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com

XOMA Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except per share amounts)

	Three months ended March 31,
	2011	2010
Revenues:
License and collaborative fees	$5,827	$189
Contract and other revenue	9,661	6,811
Royalties	107	202
Total revenues	15,595	7,202

Operating expenses:
Research and development	17,347	17,587
Selling, general and administrative	5,369	5,553
Total operating expenses	22,716	23,140
Loss from operations	(7,121)	(15,938)

Other income (expense):
Investment and interest income	10	3
Interest expense	(532)	(87)
Other income (expense)	1,323	(5,763)
Net loss before taxes	(6,320)	(21,785)
Provision for income tax expense	(15)	-
Net loss	$(6,335)	$(21,785)
Basic and diluted net loss per common share	$(0.22)	$(1.36)
Shares used in computing basic and diluted net loss per common share	29,180	15,966

XOMA Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$56,874	$37,304
Trade and other receivables, net	10,233	20,864
Prepaid expenses and other current assets	465	712
Total current assets	67,572	58,880
Property and equipment, net	14,401	14,869
Other assets	503	503
Total assets	$82,476	$74,252

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,746	$3,581
Accrued liabilities	5,287	10,658
Deferred revenue	11,446	17,044
Warrant liabilities	1,854	4,245
Total current liabilities	22,333	35,528
Deferred revenue – long-term	9,427	1,086
Interest bearing obligation – long-term	26,241	13,694
Other long-term liabilities	272	353
Total liabilities	58,273	50,661
Shareholders’ equity	24,203	23,591
Total liabilities and shareholders' equity	82,476	74,252